                                 SCHEDULE 14A
                                (Rule 14a-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                           SCHEDULE 14A INFORMATION

          Proxy Statement Pursuant to Section 14(a) of the Securities
                    Exchange Act of 1934 (Amendment No.  )

Filed by the Registrant [X]      Filed by a Party other than the Registrant [_]

--------------------------------------------------------------------------------

Check the appropriate box:
[_]  Preliminary Proxy Statement
[_]  Definitive Proxy Statement
[_]  Definitive Additional Materials
[X]  Soliciting Material Pursuant to (S) 240.14a-11(c) or (S) 240.14a-12
[_] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))


                             SMARTERKIDS.COM, INC.
               (Name of Registrant as Specified In Its Charter)

   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):
[X]  No fee required.
[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     (1) Title of each class of securities to which transaction applies:

     (2) Aggregate number of securities to which transaction applies:

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     (4) Proposed maximum aggregate value of transaction:

     (5) Total fee paid:

[_]  Fee paid previously with preliminary materials.

[_]  Check box if any part of the fee is offset as provided by Exchange
     Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid:

     (2) Form, Schedule or Registration Statement No.:

     (3) Filing Party:

     (4) Date Filed:

Filed by SmarterKids.com, Inc.
Pursuant to File 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject: SmarterKids.com, Inc.
Commission File No.

On January 9, 2001, SmarterKids.com, Inc disseminated the following press release:



PRESS RELEASE
                                                                 January 9, 2001

 SMARTERKIDS.COM, INC. ANNOUNCES FILING OF ITS PRELIMINARY PROXY STATEMENT WITH
                     THE SECURITIES AND EXCHANGE COMMISSION

(NEEDHAM, MASS.): SmarterKids.com, Inc. announced today that it has filed with the Securities and Exchange Commission (the "SEC") a preliminary proxy statement relating to the proposed combination of SmarterKids.com and Earlychildhood LLC (formerly Earlychildhood.com LLC). The combination agreement between SmarterKids.com and Earlychildhood LLC was previously announced on November 15, 2000 and a report on Form 8-K with respect to the combination was filed with the Securities and Exchange Commission on that day. Pursuant to the combination agreement, and subject to the approval of SmarterKids.com's shareholders at a Special Meeting of Stockholders to be held in the spring of 2001, SmarterKids.com and Earlychildhood LLC would each become a wholly-owned subsidiary of a newly formed holding company called LearningStar Corp. (previously named S-E Educational Holdings Corp.). The business of LearningStar would be the combined businesses currently conducted by SmarterKids.com and Earlychildhood LLC. If the combination agreement is approved by SmarterKids.com shareholders and certain other conditions to the combination are satisfied, the equity holders of SmarterKids.com would receive approximately one-third, and the holders of membership interests and options therefor in Earlychildhood LLC would receive approximately two-thirds, of the newly issued capital stock of LearningStar Corp. It is anticipated that LearningStar would apply for listing on the Nasdaq National Market, and there would be created a public market for the Common Stock of LearningStar received by shareholders of SmarterKids.com and members of Earlychildhood LLC pursuant to the combination.

The preliminary proxy statement which SmarterKids.com has filed with the SEC is preliminary only and has not been reviewed by the SEC. The preliminary proxy statement and a related Registration Statement on Form S-4 filed by LearningStar Corp. each contain detailed information about the terms of the proposed combination and information about both SmarterKids.com and Earlychildhood LLC. Because Earlychildhood LLC is a privately-held California limited liability company, information about its financial results of operations and its financial condition and other material aspects of its business have not previously been publicly available and may be considered material to investors in SmarterKids.com.


                          [End of press release text]


ABOUT SMARTERKIDS.COM

SmarterKids.com, Inc. (Nasdaq:SKDS), a Delaware corporation, is a leading education store and resource dedicated to helping parents help their children learn, discover, and grow. The site offers one of the most personalized shopping experiences, matching a child's learning style and needs with teacher-reviewed toys, games, books, software, music, and videos. The company features specialty centers for special needs and gifted children, the Grade Expectations! guide to education standards, state-specific test information and product recommendations in the State Test Prep Center, and thousands of educational toys and services for children ages infant through 15. SmarterKids is headquartered in Needham, Mass. More information on the company can be found at www.smarterkids.com.

ABOUT EARLYCHILDHOOD

Earlychildhood LLC (ECC) is a fully integrated, multi channel supplier of educational products, services and information to schools, educational professionals and parents serving the early childhood and elementary school communities. Founded in 1985 by Ronald Elliott, Earlychildhood manufactures, imports and sells company-developed products as part of its diverse mix of school supplies and educational toys, while also distributing and selling a carefully selected range of third-party brands such as Crayola(R), Lego(R) and Elmer's(R). Earlychildhood utilizes multiple sales, marketing and distribution channels, including:

     .  catalogs issued under its tradename Discount School Supply, or DSS;

     . sales programs conducted through its wholly-owned subsidiary, Educational Products, Inc., or EPI;

     .  the Earlychildhood.com website; and

     . EARLYCHILDHOOD NEWS, a professional content resource published in print and online.

     All of the foregoing are supported by a national sales force which, as of December 31, 2000, numbered 93 people. ECC has over 400 employees and is headquartered in Monterey, CA. For more information, visit ECC's website at www.earlychildhood.com and EPI's at www.educationalproducts.com.

J.P. Morgan H&Q, a division of Chase Securities, Inc., served as financial advisor to SmarterKids.com; Thomas Weisel Partners, LLP served as financial advisor to Earlychildhood.com.

THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES A "SAFE HARBOR" FOR FORWARD-LOOKING STATEMENTS. CERTAIN INFORMATION INCLUDED IN THIS PRESS RELEASE (AS WELL AS INFORMATION INCLUDED IN ORAL STATEMENTS OR OTHER WRITTEN STATEMENTS MADE OR TO BE MADE BY SMARTERKIDS.COM) CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING, INCLUDING STATEMENTS RELATING TO CONSUMMATION OF THE COMBINATION, FUTURE ANTICIPATED REVENUES OF THE COMBINED COMPANIES, COST SAVINGS AND OTHER SYNERGIES RESULTING FORM THE COMBINATION, SUCCESS OF CURRENT PRODUCT OFFERINGS AND OTHER MATTERS. SUCH FORWARD-LOOKING INFORMATION INVOLVES IMPORTANT RISKS AND UNCERTAINTIES THAT COULD SIGNIFICANTLY AFFECT ANTICIPATED RESULTS IN THE FUTURE AND, ACCORDINGLY, SUCH RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENTS MADE BY OR ON BEHALF OF SMARTERKIDS.COM. FOR A DESCRIPTION OF ADDITIONAL RISKS AND UNCERTAINTIES, PLEASE REFER TO THE SMARTERKIDS.COM FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING ANNUAL AND QUARTERLY REPORTS ON FORMS 10-K AND 10-Q.

CONTACT: Pauline O'Keeffe, Director of Corporate Communications of SmarterKids.com, Inc., (781) 292-3048.

                  ADDITIONAL INFORMATION AND WHERE TO FIND IT

The press release is being filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Exchange Act of 1934. This press release does not constitute an offer of sale of securities.

On January 9, 2001 LearningStar Corp. filed a Registration on Form S-4 and SmarterKids.com and Earlychildhood LLC filed a Proxy Statement-Prospectus with the Securities and Exchange Commission on January 9, 2001 in connection with the combination, and that SmarterKids.com will mail a Proxy Statement-Prospectus to SmarterKids.com shareholders containing information about the combination. Investor and securityholders are urged to read the Registration Statement and the Proxy Statement-Prospectus carefully when they are available. The Proxy Statement-Prospectus will contain important information about SmarterKids.com, Earlychildhood.com, the combination, the persons soliciting proxies related to the combination, their interests in the combination and related matters. After the Proxy Statement-Prospectus is filed with the Securities and Exchange Commission, investors and securityholders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement-Prospectus and other documents may be obtained by SmarterKids.com by directing a request through the Investor Relations portion of the SmarterKids.com website or by mail to SmarterKids.com, Inc. 15 Crawford Street, Needham, MA 02179 attention:
Investor Relations telephone (781) 449-7567.

In addition to the LearningStar Corp. Registration Statement and the Proxy Statement-Prospectus, SmarterKids.com files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by SmarterKids.com at 450 Fifth Street, N.W., Washington, D.C., 20549 or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.

                      INFORMATION CONCERNING PARTICIPANTS

SmarterKids.com, Inc. its officers, directors, employees and agents may be soliciting proxies from SmarterKids.com stockholders in connection with the combination. Information concerning the participants in the solicitation has been set forth in the Proxy Statement-Prospectus filed by SmarterKids.com with the Securities and Exchange Commission on January 9, 2001. PLEASE READ THE DEFINITIVE PROXY STATEMENT-PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE COMBINATION.

          INFORMATION CONCERNING PERSONS INVOLVED IN THE SOLICITATION

In connection with the proposed combination, SmarterKids.com will solicit proxies from its stockholders to approve the combination. SmarterKids.com and certain other persons named below may be deemed to be participants in the solicitation of proxies of SmarterKids.com stockholders to approve the combination. The participants in this solicitation may include the directors of SmarterKids.com (David Blohm, Jeffrey Pucci, Richard D'Amore, Michael Fitzgerald, Michael Kolowich and Brian Hickey) and the officers of SmarterKids.com, Inc. (David Blohm, President and Chief Executive Officer; Al Noyes, Chief Operating Officer; Robert Cahill, Chief Financial Officer and Vice President of Finance; Richard Viard, Senior Vice President of Product Development; and Richard Secor, Vice President of MIS and Chief Information Officer.)

More information about our officers and directors is contained in the SmarterKids.com Registration Statement on Form S-1 and proxy statement. This document has been filed with the SEC and is available at the Securities and Exchange Commission's website, http://www.sec.gov, the SEC's officer and by contacting the SmarterKids.com investor relations department.